UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

307068106
(CUSIP Number)

STEVE WOLOSKY, ESQ.
RON BERENBLAT, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Atlas Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 381,177
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 381,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 381,177
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 381,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 381,177
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 381,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,177
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 307068106

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,575
	8	SHARED VOTING POWER 381,177
	9	SOLE DISPOSITIVE POWER 41,715
	10	SHARED DISPOSITIVE POWER 381,177
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,752
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 307068106

The Schedule 13D, filed with the Securities and Exchange Commission on December 27, 2012 (the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.01 per share (the “Shares”), of Famous Dave’s of America, Inc., a Minnesota corporation (the “Issuer”), is hereby amended to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - 5(c) are hereby amended and restated to read as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 7,157,013 Shares outstanding as of May 5, 2014, according to the Issuer’s Quarterly Report on Form 10-Q, for the quarterly period ended March 30, 2014, filed with the Commission on May 9, 2014.

As of the close of business on June 12, 2014, Atlas Fund directly owned 381,177 Shares, constituting approximately 5.3% of the Shares outstanding, and Mr. Walsh directly owned 39,000 Shares and 13,575 restricted Shares, constituting less than 1% of the Shares outstanding.

Mr. Walsh, by virtue of his relationship to Atlas Fund and his direct beneficial ownership of 39,000 Shares and 13,575 restricted Shares, may be deemed to beneficially own, in the aggregate, 433,752 Shares, constituting approximately 6.1% of the Shares outstanding.

PW Capital Management, by virtue of its relationship to Atlas Fund, may be deemed to indirectly beneficially own the 381,177 Shares that Atlas Fund directly beneficially owns in the aggregate.

Atlas Fund GP, by virtue of its relationship to Atlas Fund, may be deemed to indirectly beneficially own the 381,177 Shares that Atlas Fund directly beneficially owns.

Neither PW Capital Management nor Atlas Fund GP directly owns, of record or beneficially, any Shares.

(b) Mr. Walsh has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, 39,000 Shares and 2,715 restricted Shares.  Mr. Walsh also has the sole power to vote, or to direct the vote of, an additional 10,860 restricted Shares.

Each of Atlas Fund and Atlas Fund GP has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 381,177 Shares.

Each of Mr. Walsh and PW Capital Management has the shared power to vote or direct the vote, and the shared power to dispose or direct the disposition of, 381,177 Shares.

(c) The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth on Schedule A attached hereto and are incorporated by reference herein.

CUSIP NO. 307068106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 13, 2014

PW PARTNERS ATLAS FUND LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH

CUSIP NO. 307068106

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

PW PARTNERS ATLAS FUND LP

(562)	34.0600	06/10/2014
(643)	33.7500	06/10/2014
(1,263)	34.0600	06/10/2014
(266,837)	33.5003	06/11/2014
(52,104)	33.3941	06/11/2014
(900)	34.1206	06/12/2014